                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 2)*

                             The IXATA Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  81371G 10 S
--------------------------------------------------------------------------------
                                (CUSIP Number)

   Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th St.,
                       Cleveland, OH 44114, 216-736-7215
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 3, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 0f 12 Pages

                                    SCHEDULE 13D
CUSIP No. 81371G 10 S                                        Page 2 of 12 Pages


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NextGen Fund II, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) OR 2(e)                                             [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             13,112,770
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,112,770
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,112,770
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 81371G 10 S                                        Page 3 of 12 Pages


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NextGen SBS Fund II, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) OR 2(e)                                           [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,741,840
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,741,840
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,741,840
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 81371G 10 S                                        Page 4 of 12 Pages


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zimri C. Putney
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                            [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          400,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             21,854,610
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          400,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          21,854,610
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      22,254,610
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 81371G 10 S                                        Page 5 of 12 Pages


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael W. Wynne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                            [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,800,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,800,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,800,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is filed on behalf of NextGen Fund II, L.L.C., a Virginia limited liability company, NextGen SBS Fund II, L.L.C., a Virginia limited liability company, Zimri C. Putney, an individual, and Michael W. Wynne, an individual, for the purpose of reporting acquisitions of Series C Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), of The IXATA Group, Inc., a Delaware Corporation (the "Company"), which is convertible into shares of the Company's Common Stock, par value $0.001 per share (the "Common Stock"), at any time at the option of the holder thereof, and warrants to purchase Series C Preferred Stock (the "Series C Warrants").

     This Amendment No. 2 amends Schedule 13D, dated October 13, 2000, and Amendment No. 1 to Schedule 13D, dated December 5, 2000, of NextGen, NextGen SBS and Mr. Putney.

Item 2.   Identity and Background.
          -----------------------

     Item 2 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     (a) This Amendment No. 2 is filed by: (i) NextGen Fund II, L.L.C., a Virginia limited liability company ("NextGen"); (ii) NextGen SBS Fund II, L.L.C., a Virginia limited liability company ("NextGen SBS"); (iii) Zimri C. Putney, an individual; and (iv) Michael W. Wynne, an individual.

     (b) The business address of each of NextGen, NextGen SBS and Mr. Putney is 12701 Fair Lakes Circle, Suite 690, Fairfax, Virginia 22033. The business address of Mr. Wynne is 8989 Rio San Diego Drive, San Diego, California 92108.

     (c) The principal business of each of NextGen and NextGen SBS is serving as a private investment fund. Mr. Putney is the Managing Director of NextGen Capital, L.L.C., the Managing Member of each of NextGen and NextGen SBS. Mr. Wynne is the Chairman of the Board of Directors and Chief Executive Officer of the Company and a member of the Executive Committee of NextGen Capital, L.L.C., the Managing Member of each of NextGen and NextGen SBS.

     (d)  Negative with respect to NextGen, NextGen SBS, Mr. Putney and Mr.
Wynne.

     (e)  Negative with respect to NextGen, NextGen SBS, Mr. Putney and Mr.
Wynne.

     (f) NextGen and NextGen SBS are Virginia limited liability companies. Mr. Putney and Mr. Wynne are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Item 3 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     On December 5, 2000, NextGen, NextGen SBS, Mr. Wynne and other purchasers and the Company entered into a Series C Convertible Preferred Stock and Series C Convertible Preferred Stock Warrant Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company

                                 6 of 12 Pages
sold to NextGen, for $750,000 (including $224,586 in cancellation of indebtedness), 621,277 shares of Series C Preferred Stock, which shares are presently convertible into 6,212,770 shares of Common Stock (subject to anti-dilution protection in the event of subsequent issuances of stock by the company at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The Company also granted to NextGen Series C Warrants to purchase 600,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on December 5, 2005.

     Under the terms of the Stock Purchase Agreement, the Company sold to NextGen SBS, for $500,000 (including $107,580 in cancellation of indebtedness), 414,184 shares of Series C Preferred Stock, which shares are presently convertible into 4,141,840 shares of Common Stock (subject to anti-dilution protection in the event of subsequent issuances of stock by the Company at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The Company also granted to NextGen SBS Series C Warrants to purchase 400,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on December 5, 2005.

     Also under the terms of the Stock Purchase Agreement, the Company sold to Mr. Wynne, for $50,000, 50,000 shares of Series C Preferred Stock, which shares are presently convertible into 500,000 shares of Common Stock (subject to anti-dilution protection in the event of subsequent issuances of stock by the Company at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The Company also granted Mr. Wynne Series C Warrants to purchase 50,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on December 5, 2005. This description of the Purchase Agreement is not and does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement. The Purchase Agreement is included in Amendment No. 1 to Schedule 13D, dated December 5, 2000, of NextGen, NextGen SBS and Mr. Putney as Exhibit 7.1 and is incorporated herein by reference.

     On January 3, 2001, the Company joined Mr. Putney to the Purchase Agreement and the Company sold to Mr. Putney, for $20,000, 20,000 shares of Series C Preferred Stock, which shares are presently convertible into 200,000 shares of Common Stock (subject to anti-dilution protection in the event of subsequent issuances of stock by the Company at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The Company also granted Mr. Putney Series C Warrants to purchase 20,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on January 3, 2006.

     On January 3, 2001, the Company sold to Mr. Wynne, for $40,000, 40,000 shares of Series C Preferred Stock, which shares are presently convertible into 400,000 shares of Common Stock (subject to anti-dilution protection in the event of subsequent issuances of stock by the Company at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The Company also granted Mr. Wynne Series C Warrants to

                                 7 of 12 Pages
purchase 40,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on January 3, 2006.

Item 4.   Purpose of Transaction.
          ----------------------

     Item 4 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     The purpose of the acquisition of Series C Preferred Stock by Mr. Putney was for investment and to provide financing for the Company. Mr. Putney reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Mr. Putney, market conditions or other factors. Other than set forth in this Item 4, Mr. Putney currently does not have any plans or proposals concerning corporate affairs or transactions of the Company of the type listed in items (a) through (j) of Item 4 of Schedule 13D (except as such transactions and affairs may be considered by Mr. Putney in his capacity as a director of the Company).

     The purpose of the acquisition of Series C Preferred Stock by Mr. Wynne was for investment and to provide financing for the Company. Mr. Wynne reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Mr. Wynne, market conditions or other factors. Other than set forth in this Item 4, Mr. Wynne currently does not have any plans or proposals concerning corporate affairs or transactions of the Company of the type listed in items (a) through (j) of Item 4 of Schedule 13D (except as such transactions and affairs may be considered by Mr. Wynne in his capacity as Chairman of the Board of Directors and Chief Executive Officer of the Company).

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     (a) NextGen is the sole direct beneficial owner of Series C Preferred Stock and Series C Warrants convertible into 13,112,770 shares of Common Stock, or 47.8% of the Company's outstanding Common Stock. NextGen SBS is the sole direct beneficial owner of Series C Preferred Stock and Series C Warrants convertible into 8,741,840 shares of Common Stock, or 37.9% of the Company's outstanding Common Stock. Mr. Putney is the sole beneficial owner of Series C Preferred Stock and Series C Warrants convertible into 400,000 shares of Common Stock and the indirect beneficial owner of the 21,854,610 shares held by NextGen and Nextgen SBS, or 60.8% of the Company's outstanding Common Stock. Mr. Putney disclaims beneficial ownership of the 21,854,610 shares held by NextGen and NextGen SBS. Mr. Wynne is the sole beneficial owner of Series C Preferred Stock and Series C Warrants convertible into 1,800,000 shares of Common Stock, or 11.2% of the Company's outstanding Common Stock.

                                 8 of 12 Pages

     The percentage of Common Stock reported to be beneficially owned by NextGen, NextGen SBS, Mr. Putney and Mr. Wynne is based on 14,325,543 shares of the Company's Common Stock outstanding as of January 18, 2001, and is calculated in accordance with the Securities Exchange Act Rule 13d-3, which states that securities held by a person which are not outstanding but are subject to warrants or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of a class owned by such person.

     (b) Mr. Putney may be deemed to have shared voting and dispositive power of the shares of Common Stock issuable upon exercise of the Series C Warrants held by NextGen and NextGen SBS and conversion of the Series C Preferred Stock held by NextGen and NextGen SBS in his capacity as Managing Director of the Managing Member of NextGen and NextGen SBS. Mr. Putney has sole voting and disposition power of the shares of Common Stock issuable upon exercise of the Series C Warrants held by him individually and conversion of the Series C Preferred Stock held by him individually.

     Mr. Wynne has sole voting and dispositive power of the shares of Common Stock issuable upon exercise of the Series C Warrants held by him and conversion of the Series C Preferred Stock held by him.

     (c) Except as described herein and in Schedule 13D, none of the reporting persons has effected any transaction in Common Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Item 6 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     On January 3, 2001, Mr. Putney executed a Joinder to the Purchase Agreement pursuant to which Mr. Putney purchased 20,000 shares of Series C Preferred Stock. The Company also issued Mr. Putney 20,000 Series C Warrants.

     On January 3, 2001, Mr. Wynne executed a Joinder to the Purchase Agreement pursuant to which Mr. Wynne purchased 40,000 shares of Series C Preferred Stock. The Company also issued Mr. Wynne 40,000 Series C Warrants.

                                 9 of 12 Pages

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Item 7 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     Exhibit 7.1 Joinder, dated January 3, 2001, of Zimri C. Putney to Series C Convertible Preferred Stock and Series C Convertible Preferred Stock Warrant Purchase Agreement

     Exhibit 7.2 Joinder, dated January 3, 2001, of Michael W. Wynne to Series C Convertible Preferred Stock and Series C Convertible Preferred Stock Warrant Purchase Agreement

     Exhibit 7.3    Joint Filing Agreement

                                  10 of 12 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 20, 2001             NEXTGEN FUND II, L.L.C.
                                     By:   NextGen Capital, L.L.C.
                                           Managing Member

                                     By: /s/ Zimri C. Putney
                                         ---------------------------------------
                                             Zimri C. Putney, Managing Director


                                     NEXTGEN SBS FUND II, L.L.C.
                                     By:   NextGen Capital, L.L.C.
                                           Managing Member

                                     By: /s/ Zimri C. Putney
                                         ---------------------------------------
                                             Zimri C. Putney, Managing Director


                                         /s/ Zimri C. Putney
                                         ---------------------------------------
                                             Zimri C. Putney, Individually


                                         /s/ Michael W. Wynne
                                         ---------------------------------------
                                             Michael W. Wynne, Individually

                                11 of 12 Pages

                                 Exhibit Index
                                 -------------

     Exhibit 7.1 Joinder, dated January 3, 2001, of Zimri C. Putney to Series C Convertible Preferred Stock and Series C Convertible Preferred Stock Warrant Purchase Agreement

     Exhibit 7.2 Joinder, dated January 3, 2001, of Michael W. Wynne to Series C Convertible Preferred Stock and Series C Convertible Preferred Stock Warrant Purchase Agreement

     Exhibit 7.3    Joint Filing Agreement

                                12 of 12 Pages